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File No. 029779-0000
VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
Mail Stop 4-06
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Melissa Walsh
Re:	Satyam Computer Services Limited (File No. 001-15190) Form 20-F for the Fiscal Year Ended March 31, 2006
Ladies and Gentlemen:
     We are counsel to Satyam Computer Services Limited, a company incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated August 9, 2006 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2006. The comment letter indicated that the company should respond to the comments within ten business days (i.e., August 23, 2006) or tell you when the Company will provide you with a response. Pursuant to a letter dated August 16, 2006, the Company requested extension until August 31, 2006 to respond to the Staff’s comments. However, the Company continues to undertake the appropriate work to formulate thorough responses to the Staff’s comments and intends to respond to the Staff’s comments by Wednesday, September 6, 2006. The Company appreciates the further extension.
     Please contact Michael W. Sturrock at (011) 65-6437-5412 or the undersigned at (011) 65-6437-5467 if you have any questions.

Very truly yours,
/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

cc:	G. Jayaraman Sr. Vice President — Corp. Governance & Company Secretary Satyam Computer Services Limited